

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549**

November 6, 2014

<u>Via U.S. Mail</u>
Robert H. Rothenberg
Chief Executive Officer
OSL Holdings, Inc.
1669 Edgewood Road, Suite 214
Yardley, PA 19067

> **Re: OSL Holdings, Inc.
> Form 8-K
> Filed October 24, 2014
> File No. 001-32658**

Dear Mr. Rothenberg:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>General</u>

1.   We note that you do not intend to provide the information required by Item 9.01 of Form 8-K until 71 days after the event described within Item 2.01. Please provide us with your detailed analysis as to why you believe you were not a shell company at the time of the GGH acquisition, requiring that the financials be filed with the initial report. Please refer to Item 9.01(c) of Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Paul Fischer, Staff Attorney at (202) 551-3415, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director